Ted Thomas

President & CEO at Paladin Power Inc
Los Angeles Metropolitan Area

Summary

Mr. Thomas has been manufacturing and integrating energy storage systems for the past 16 years and considered a pioneer for integrated ESS systems.   Prior to this, Mr. Thomas was engaged in Real Estate finance and development, small wind power manufacturing and distribution. Mr. Thomas is one of the Pioneers for energy storage before it became a main stream necessity for homes and businesses, and is an expert in sizing, configuration both residential and commercial, on grid and off grid systems, and demand control system analysis and configuration. Mr. Thomas is a Navy Veteran, Speaks Mandarin Chinese, an Inventor and Author.

Experience

Paladin Power Inc
President & CEO
April 2022 - Present (3 years 5 months)
Southern California

Paladin Power has developed a breakthrough in power electronics that it deploys in its new Energy Storage system for stationary applications. Ted Thomas is the inventor of the Stackbatt bussing system that creates a new and unique way of connecting batteries with no wires, lugging or crimping. More energy, less space.

Education

Chapman College, Northwest School of Law, Oak Harbor, WA